Filed Pursuant to Rule 433
Registration No. 333-135486

Spirit AeroSystems Holdings, Inc.

55,083,334 Shares

Issuer:	Spirit AeroSystems Holdings, Inc.

Symbol:	New York Stock Exchange/SPR

Size:	$1,432,166,684

Shares offered:	55,083,334 shares of Common Stock

Primary shares:	10,416,667 shares by Spirit AeroSystems Holdings, Inc.

Secondary shares:	44,666,667 shares by the selling stockholders

Greenshoe:	8,262,500 shares; option to purchase additional shares from selling stockholders.

Price to public:	$26.00 per share

Trade date:	November 20, 2006

Closing date:	November 27, 2006

Underwriters:	Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Citigroup Global Markets, Inc.
Cowen and Company, LLC
Deustche Bank Securities Inc.
Griffiths McBurney Corp. as Agent Affiliate of GMP Securities
Jefferies & Company, Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner, & Smith Incorporated
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
UBS Securities LLC
Westwind Partners (USA) Inc.

Union Equity Participation Plan:	We have established a Union Equity Participation Plan pursuant to which we will issue stock appreciation rights tied to the value of our class B common stock for the benefit of certain of our union-represented employees. Upon the consummation of this offering, the stock appreciation rights will entitle the employees to receive a total of approximately $297,679,234, which we intend to pay with $167,501,680 in cash and 5,006,829 shares of class A common stock. This will result in a compensation expense to us of $297,679,234 during our fourth quarter.

A copy of the prospectus relating to this offering may be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or by email at prospectus@morganstanley.com; Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attention: Prospectus Department or by telephone at (212) 325-2580; or Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department or by email at prospectus-ny@ny.email.gs.com.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting one of the underwriters listed above. The latest prospectus is also available at the following link.